Filed Pursuant To Rule 433

Registration No 333-286293

July 21, 2025

Michael Batnick (00:10.681) David, welcome to the show.

David LaValle (00:12.311) It's great to be here. Thanks so much, guys.

Michael Batnick (00:14.437) All right. You're not 19, which means I'm guessing that you started your career as a TradFi gentleman. So how did you, how did you find your way into crypto at Grayscale?

David LaValle (00:24.655) Yeah, look, I am a long time kind of ETF guy. I've kind of sat in every leg of the ETF stool, as I like to say. I've traded these things and built a trading business. I've lived in an exchange and built an exchange business. I've been an asset manager. And when the opportunity arose and Grayscale called me to say, hey, we're going to make this final push to get the Bitcoin ETF over the finish line. You know, I took that opportunity to move from one disruptive technology in finance, which was an ETF, albeit 30 years ago, to kind of the next disruptive technology which was crypto. And so it was a marriage of my kind of ETF expertise with Grayscale's kind of crypto expertise that put me in a position to innovate. Now the joke is that for two years I was the only global head of ETFs that couldn't get an ETF launched. So that was a little unsavory as I was kind of battling along and trying to get all the pieces of the puzzle in place. But we certainly persevered. It's been an exciting, exciting run.

Ben (01:20.016) It obviously took longer than most people expected. But now that it's here, from my perspective on the outside, it seems like the rollout of crypto ETFs has gone just great. It doesn't seem like there's been any hiccups. How have you seen that rollout play out?

David LaValle (01:35.553) Yeah, well, listen, when I was at NASDAQ in 2013 and got my first look at, you know, a firm showing up to, you know, NASDAQ offices and saying, hey, we want to launch a Bitcoin ETF. you know, some people think it's been four or five, six years, you know, it's been a lot longer than that. And so, you know, I think there's been a lot of blood, sweat and tears by the entirety of the marketplace. And you're right. It has been a screaming success by, you know, any measure. But I most people kind of take a look at the AUM growth and say, wow, like the AUM growth has shown that this has really been incredible. And by the way, it has. But I like to point to a number of different aspects of the market that needed to be put in place. And it wasn't just the AUM growth that just showed up. It was many large scale firms across the entirety of traditional finance that needed to show up and do their job so that on January 10th of 2024, this actually would functionally work. And that was exchanges, was ETF administrators, was custodians, it was trading firms, was liquidity providers, authorized participants. And by the way, we were doing something that had never been done before in the market. And I think people tend to kind of skip over that part. And it was really an incredibly exciting experience for kind of the ETF geek in me. And I think it gave a tremendous amount of credibility and validation to the market when some of the largest banks in the world were on the sideline for so long on crypto and maybe even talking negatively about it. And then when this opportunity arose, firms showed up with a lot of energy to make sure that it was going to work. Because there was a real commercial opportunity and that has certainly proven to be the case.

Michael Batnick (03:19.863) If Grayscale didn't sue the SEC and win, was that like the final green light for everybody to go? Like how instrumental was Grayscale in getting this done and do you guys get enough credit for doing that?

David LaValle (03:33.647) I mean, I'll let you guys determine whether we get enough credit for it. mean, people give us credit, you know, with some frequency and regularity, and we appreciate that. But it was really a critical time in the market. I mean, I don't think I need to go through all the bits and bytes of what was happening and what was transpiring with the last administration in terms of the negative attitude towards crypto generally. And it wasn't just the Bitcoin ETF. But Grayscale happened to be a firm that had a couple of things. It had a lot of conviction and has a lot of desire and had the capital to really actually stand up and say, is right. This is what investors want. And typically I always talk about like when there's kind of a disagreement between industry and a regulator, it's typically that the industry is saying I'm being overregulated. And in this case, it was very unique. And I've talked about it so many times that we were on the same side of the table with the SEC. We wanted this product to be in a more sophisticated regulatory regime. We wanted this product to be in an ETF wrapper, which was listed on the New York Stock Exchange that is a highly regulated organization. And so we were asking to be further pulled into regulatory perimeter, which is something that I think is another thing that's kind of glossed over. So we were really pleased that we answered the call from all of our investors and that we were able to achieve something that was really monumental, not only for the crypto industry, not only for the ETF industry, but for the entire industry.

Michael Batnick (05:09.625) The irony, maybe your compliance will want me to take this out, but the irony that Gensler thought that he was protecting investors from not allowing you all to convert GBTC from a closed end fund that traded at sometimes wild premiums all the way to a wild discount and was really, through no fault of your own, at the epicenter of the crypto meltdown with all the borrowing and all of the leverage and had that just been converted into an ETF, a lot of the fallout that we saw in whatever year that was wouldn't have taken place. that, is that fair or my manufacturing history?

David LaValle (05:48.455) Here's what would say. ETFs have historically done an incredible job of tracking the underlying assets that the ETF wrapper is holding. And that was the case for S &P 500 in the beginning into international equities, into commodities, into currencies, into all sorts of index based products that were cutting apart the fixed income market and the subsector of the fixed income market and international markets that are hard to access and then now crypto. I think that the ETF has proven to do an exceptional job of that with all of the hallmarks that ETFs have, you know, brought to every single investor, transparency, cost efficiency, and the like. So we're really pleased to have had the opportunity to really innovate in that way. Listen, we've been innovating for over a decade. And, 12 years ago, the concept of creating a, you know, 33 act Delaware grantor trust that held Bitcoin with the ultimate goal of turning it into an ETF eventually was seeing around several corners, not just one corner, and it just happened to take a while to get it into an ETF wrapper. And look, we're committed. We're 100 % committed to crypto, and that's why we are continuing to desire to innovate in the space.

Michael Batnick (06:53.432) No doubt.

Ben (07:05.391) Now that we have the Bitcoin ETF, have an ETH ETF, and a bunch of them obviously, and there's a lot of money in them, there's more money coming in all the time it seems like. So where do we go next with these things? Like what else is coming?

David LaValle (07:10.361) Yeah. Well, first of all, I mean, first of all, it hasn't even happened with the Bitcoin ETF set. That's my premise. We're scratching the surface. Let's just use some simple numbers. The vast majority of the assets that have come into Bitcoin ETFs have been self-directed investors.

Ben (07:26.493) What, you think we're just scratching the surface?

Michael Batnick (07:27.79) Yeah, what hasn't happened?

David LaValle (07:38.997) And the ETF has historically been an incredible building block for wealth managers. So that's your RIAs and that is your kind global wealth managers, firms like Morgan Stanley and Wells Fargo and UBS and Merrill Lynch. The process through which those wirehouse platforms diligence and approve products to be allowed on their platform so that advisors can make allocations has not really matured yet take that $30 trillion of a market that hasn't really adopted the Bitcoin ETFs and we say, maybe we get a 1 % allocation, that's $300 billion. That's like nearly three times what is currently in the Bitcoin ETFs. So, you know, I think there's a tremendous opportunity for growth in Bitcoin alone. But listen, I wasn't dodging your question. I was just making sure that we that we kind of add to what the opportunity here is. ETFs have long democratized access to asset classes, which typically means you've got an institutional grade exposure that then can move all the way down to the self-directed retail investor. The difference with digital assets, if we have a bar approach. We've got like self-directed enthusiasts and some of the smartest institutional investors in the world that had allocated to crypto and now we're kind of compressing towards the middle which is really the advised market or the wealth managed market or the financial professional market. And so that's what we're seeing with kind of you know Bitcoin and that's also what we're seeing with Ethereum. Now to read through your question is like what's next? Well we have seen that there are dozens and dozens and dozens of applications to the SEC for new single token exposure. And everyone's like, hey, what's going to be the next crypto ETF that comes to market? And I had long been saying that I thought that it was going to be a multi-token product. And I still think that could be the case. But the reality is there is a very swift change in the winds. There was a regulatory headwind that turned into an industry tailwind. And all of that translated into a tremendous sense of urgency for asset managers like us, to be developing products and to be putting regulatory filings in to continue to innovate for this kind of next wave of product development.

Michael Batnick (10:02.894) Did the success of the ETF surprise you at all? Just in terms of how long did it take to hit a hundred billion dollars? Like not that long.

David LaValle (10:09.775) It far exceeded my expectations. I thought it was going to be huge, but I thought huge would have been 25 to 50 billion. I really had strong conviction that we were going to be 100, 200, 300 billion in Bitcoin ETF assets eventually. I did not think that we'd be at 100 billion within the first year. It was really, really remarkable. But I will tell you, what was also remarkable is how incredibly efficient and wonderfully the market performed. And, you know, I think that I have long championed ETFs as an incredible disruptive technology that brought tremendous value to every investor with a tremendous amount of fairness because an institution that buys an ETF and a self-directed investor that buys an ETF both have the same exact experience. They pay the same fee. They go to the market to buy it in the same exact way, they had the same access to the same liquidity, and to see that happen with digital assets in the form of Bitcoin was really, really remarkable. And I think another thing is to say I've innovated in ETFs in a long time and brought different asset classes into an ETF wrapper, and for the first 15 years of that it was constantly talking about, what's the underlying exposure, what are the liquidity characteristics, how does that underlying asset behave, and then how is the ETF going to behave? And in this case it was all focused on the underlying asset and the ETF was a point of credibility and a point of resilience that I think was a different kind of way that the ETF innovated, which is really exciting and it's really delivered for investors.

Ben (11:50.332) You mentioned the fact that retail was here first. It seems to me like this is the first really big asset where the first mover advantage has gone to retail and not institutions. Usually, it's institutions get there first, then it trickles down a little bit maybe to advisors and then retail. This was the opposite. And I remember when Bitcoin first started taking off and 2017 was the first real time that retail and people got really excited and word of mouth spread. A lot of people said, just wait until institutions get into this. It's endowments and foundations and now it almost seems like, yeah, sure, that'd be great, it seems like it's more about advisors now, and that's the next big opportunity. Does that make sense to you?

David LaValle (12:29.999) Yes, I mean I can't think of an example where retail has been kind of the greatest driver of that demand profile in another asset class. We joke all the time that people think about S &P 500 exposure as the most plain vanilla equity exposure. In 1993 when it came out as an ETF, that was an institutional-grade exposure. Think about how hard it was to manage to the S &P without all the access to the data that we have right now. So yeah, I think that's a great example. But to answer your question of what's it's certainly the advised market, but I don't know maybe it was two months ago. I was speaking at a conference that was a collection of state treasurers and there was about three trillion dollars in the room and You know in in state treasury assets and they were seeking the opportunity to figure out how they can amend their charters so that they can not only hold cash on their balance sheets, but also hold some Bitcoin and When talking about like volatility of Bitcoin or you know how they would handle the volatility their answer was well it might be volatile, but it doesn't devalue. And their concern around having dollars on their balance sheet is eventually that those dollars are going to devalue. And that will be net negative for their treasury and net negative for their constituents. And so I think that it's absolutely next on the docket for advised market and the advisors to incorporate it into asset allocation for their clients. But then additionally, it's going to move into the real institutional markets, is treasuries and pensions and endowments and foundations and insurance companies. It's just a matter of time.

Michael Batnick (14:00.355) One of the things that you don't hear people say these days is Bitcoin is useless or it's going to zero. And I think there's a widespread acceptance that it is now a legitimate investable asset class. And I said to Ben, I don't know when it was, maybe a year ago, whatever, doesn't matter. Like, what is Bitcoin? What is the use case? And what if the use case is A, works in terms of just doing what it's going to do with the blocks and the ledgers. Like that part of it is proven, it's tried and proven and it works. Okay. So that's accepted.

David LaValle (14:25.273) Yeah. Yeah. Yeah.

Michael Batnick (14:30.499) And so what is it? It is an alternative. I hate, I don't know how to say other than store value because that implies that like, you know, there's some sort of guarantee or it's not volatile. is like, obviously it's, it's, but, that's what it is. And it is, it is an asset class and it is part of a, it is a growing part of people's portfolios. And if it's nothing else other than that, like people you'd look for the killer consumer use case, that's, that's not what Bitcoin is.

David LaValle (14:58.891) Yeah, no, I think I'll throw a couple of things. It's the same size. It's roughly the same size of the high yield market. It's a bona fide asset class, right? That's just Bitcoin, right? So there's like a good example when people are like, well, how big is it? You know, what does that matter? To answer your question, and people quickly go to a digital store of value because it like makes a little conceptual sense to them. They can wrap their hands around something being a little more tangible. So this digital, you know, store of value or digital gold. I think Bitcoin means different things to different people. And you said something very, very, you know, well, very smart, very wise. But you alluded to the fact of this use case. And the problem is this is a disruptive technology.

Michael Batnick (15:33.911) Very smart, very wise, very handsome. Thank you.

David LaValle (15:43.673) that its first use case is kind of useless to most Americans. And so think about this. Like the internet or a smartphone, right? These are things that came in the market. And I remember getting my first smartphone and saying to myself, this is amazing. I don't have to carry an MP3 player and a phone. This is genius. I didn't look at it and say this thing's useless because I can't get a car to show up in front of my house whenever I want it and take me wherever I want to go, right? But the concept of digital money, when you live in a country that has a relatively stable financial system and monetary policy and currency, it's kind of useless. But it falls on deaf ears.

Michael Batnick (16:18.187) It falls on deaf ears, because I'm like, well, I have Venmo. What do I need that for? But, yeah.

David LaValle (16:22.223) exactly. But if you needed to engage in frequent cross-border money settlement or you were in a country that you couldn't trust your monetary policy or the currency, obviously you would have a significant use case to it. So I think there's a little bit of this like, ah, this thing's not really useful to me. And so it took a little bit of time to just kind of accept it as an allocation to your portfolio in the form of a digital store of value. Yeah.

Michael Batnick (16:48.513) When did you get it? Because like for me, it took me years and frankly, when I first bought it, it was a hedge against me lighting myself on fire because I did not like a lot of what the crypto people were saying. But I thought that there was a good chance that they were going to be right in terms of number go up. And I'm a very, very pity spiteful envious person. And I said, I just, got to protect myself from myself. And then the more I thought about it and the more that there was proof that it was going in the direction. Like my thesis, honestly, I'm a dollar lover, but my thesis was there's gonna be more demand and supply. And that was really all that I needed to get to have that sort of conviction. When did it click for you and what was it that did it?

David LaValle (17:35.023) Well, the first answer to that is my wife would have told me that I wish it clicked when I first saw it in 2013. She reminds me with somewhat regularity that it didn't click then. I mean, listen, I wrote the rule filing.

Michael Batnick (17:43.971) Oh yeah, dude, remember in 2013 we were literally cackling, laughing. And for years, unfortunately.

Ben (17:48.549) Yeah. I'm sure a lot of people were making fun of it back then, yeah.

David LaValle (17:52.279) I know, but listen, I was like happy to write the rule filing and happy to put something in front of the SEC and happy to be an innovator when I was at NASDAQ building out an ETF franchise, you know, as the David against Goliath of the New York Stock Exchange. I just didn't put five grand into it, right? Listen, it clicked, it clicked in 2019, 2020 when I got this thing in my head of like, I'm no, you know, macro economist, but the demand inputs, right, are going to, can only increase and the supply is fixed. It's like just that simple. So the price is going to need to increase. And, but the whole concept of volatility and you mentioned it, volatility is only really indicative of the fact that there hasn't been full adoption. It's volatile, but it doesn't devalue and volatility like the amplitude Right of the ups and the downs is going to decrease as more and more people adopt it. I do I absolutely think so It's not going to be you know, it's not going to be an asset that doesn't have volatility But the volatility is going to go from 70 to 50 to 30 to 10, right? It's gonna go lower and like other commodities it will have, you know, peaks and spikes of volatility.

Michael Batnick (18:47.713) You think so?

David LaValle (19:07.921) but overall those amplitudes are going to decrease over time as more and more users adopt it.

Michael Batnick (19:13.736) I hope so.

David LaValle (19:14.787) I mean, here's what I always say about like ETFs. When you have an ETF like whatever, even S &P 500 or high yield bonds or whatever it might be, if you have a non-correlated user base that's accessing that vehicle, so you have retail investors and institutional investors and short-term players and long-term holders, the more diversified the user base is, the more they offset each other because their time horizon of investment and their need to access liquidity is usually against one another and that's going to happen with Bitcoin as well.

Michael Batnick (19:46.487) The non-correlated user part, failed to mention earlier, like I saw the religion and conviction in these maniacs and I use that not pejoratively in this case. I've never seen anything like that with anything related to investing. Like I've just never seen diamond hands in any other instrument other than Bitcoin. So, all right. You all have filed for something that is maybe we'll get approval in the next however many, you whatever that's not for me to speculate on, but you all are bringing other products beyond just beyond just the tried and true. What do you guys got in the hopper?

David LaValle (20:28.813) Yeah, mean, listen, we have a number of products that are currently trading in the over-the-counter markets as private funds that are quoted over-the-counter so people can buy and sell them. And we have a desire to uplist many of those to become exchange traded products, just like we did with our Bitcoin fund and just like we did with our Ethereum fund. So we're going to continue to...

Michael Batnick (20:51.116) When you say uplist, I'm sorry, does that mean is that a conversion? I'm not familiar with that term.

David LaValle (20:54.223) So people tend to say conversion. I like to say up list because we're not actually changing the fund at all. all we're really, exactly. So we are going to move it from the over-the-counter markets and we are going to up list it to a national stock exchange where it will trade as an exchange traded product. So we have a number of filings in front of the SEC right now that are endeavoring to kind of up list. I think.

Michael Batnick (21:01.526) Ben enter the Winnie the Pooh monocle.

Ben (21:04.509) That's true, yeah.

Michael Batnick (21:19.158) How does that work? it like a, do they, is there like a committee vote? Like, or they're like, yay, nay. Like how does that literally approval process work?

David LaValle (21:26.287) I mean, listen, you're talking to a guy that probably can go deeper on this topic than anybody. So I'm going to go, I'm going to, I'm going going to, I'm going to, I'm going to wax on poetically for a moment. So listen, you show up to the New York Stock Exchange and you say, Hey, I want to launch an ETF. It's Dave shares and I'm going to launch the S &P 500 fund and we're going to wait it by the alphabet. They're like, Oh, you're going to have a bunch of, you know, global equities. And we have a generic listing standard for that. Thumbs up. You wait 75 days and essentially you, get know, a rubber stamp of approval because it kind of meets the generic listing standards that are already been approved by the SEC and the NYSE and NASDAQ and SIBO have the ability to bring products to market that are generic. When you show up with something that's innovative or novel, like a Bitcoin ETF or like an Ethereum ETF or like a multi-token ETF like GDLC, what happens is the exchange says, all right, we don't have generic listing standards for this. So we need to go to the SEC and we need to ask them permission to our listing standards so that we can permit this product to be listed and traded on our exchange as an exchange traded product. That's essentially what happens. The way you actually do that by statute is the exchange files a rule filing called the 19 before rule filing to the SEC asking them for permission to change the listing standards and it has a statutory 240 day clock. And so you put the rule, the exchange puts the rule filing in, typically you wait 240 days and the SEC you know, makes a decision on whether they want to give you a thumbs up or a thumbs down on that rule filing. And so, you know, we've done that a lot. I did that when I sat in an exchange. I did it for a lot of issuers and now we've done it, you know, as grayscale. And, you know, in the case of our Bitcoin fund, it initially got a thumbs down. We challenged that decision. So the actual lawsuit was us challenging the decision that the SEC made, which they said, no, you can't change that listing rule and you can't trade that product as an exchange traded product and we challenged that decision in the DC Circuit Court of Appeals saying that the SEC acted impermissibly. DC Circuit agreed with us and that's why we were able to persevere.

Michael Batnick (23:39.168) What was that like? What was that time like for you? That must have been some hell of a whirlwind.

David LaValle (23:43.439) Um, uh, you know, um, I'm 25, you know, look at me. You guys can see me. No, I'm kidding. Uh, you know, no one else can see me. Um, no, it was both exhilarating, uh, and exhausting. And I had both never worked so hard in my career, but the spread between how hard we were working and how calm I was about what was going on had never been wider, which I concluded just meant that I was old. But the truth was we had high conviction. We had a very strong team working on this. And we really believed that we were right. And we were proven that we were.

Ben (24:22.727) So I think a lot of people would be surprised. I remember when the things first started heating up in like 2020, 2021 after the pandemic, a lot of people were kind of thinking, well, Bitcoin is going to get left in the dust by all these other protocols and tokens that can do do this stuff better and DeFi and Bitcoin, the brand, think somehow has just remained much stronger. But I'm sure there's people who are thinking about ways to diversify within crypto and sort of what's next. So how do you think about that diversification piece that if people want to worry that well someday Bitcoin might be knocked off its perch somehow or just on a relative basis. So how do you all think about the diversification piece within crypto?

David LaValle (25:03.437) Well, the first thing I would say, if your listeners take one thing away, I would say there are tens of millions of tokens out there and that is complex and that is confusing. And whenever you hear the word token, replace it with software. And that helps make it more digestible, I think, for the general public and the general user and certainly for financial advisors and self-directed professionals. And so the concept of having tens of millions of tokens out there is a little bit daunting of millions of pieces of software out there is a little bit more palatable for most people. And there's good software, and there's bad software. And so the concept of diversifying, I always say that like not every asset manager is created equally, not every ETF is created equally. And so you need to make sure that you're partnering with the right people and you're choosing the right products. And if you're going to consider diversification, you better consider diversification in partnership with someone who actually understands the space. And we're a hundred percent dedicated to crypto and other firms are a hundred percent dedicated to crypto. And that's a really important place to start. You need to be educated and you need to make sure you're making thoughtful decisions. Some of the products that we have brought to that are diversified are really parsing that. There's Bitcoin and then there's everything else. And if I was to go one step further, there's Bitcoin, there's stable coins, and there's everything else. And figuring out what that everything else is and exactly how you're going to kind of parse that together takes a level of sophistication and a level of dedication because in a nascent asset class, things are moving incredibly quickly. the products that we have brought to market, conviction in and we've done a lot of work on. And the tokens that we are supporting and bringing, you know, single token products to market, we've done a lot of diligence on. And listen, like, you know, we have dozens of products in market because we just don't bring every product to market on every protocol that's, you know, a hot item for a day. I'm really proud of the research team we have. I'm really proud of the product development team we have here. And I'm really proud of the dedication that we're able to, you know, bring a level of credibility to the marketplace and we like to think we're the adults in the room and we operate with an incredibly high level of institutional integrity, compliance focus, and really highly regulated. You sum up Grayscale in one line, it's we meet investors wherever they are on their crypto journey and then we deliver them a regulated product that fits their need. And that can be different things to different people.

Michael Batnick (27:32.194) Last question from me. The ETF is certainly the easy button. A lot of people don't want to create a wallet or even go on to Coinbase. The spreads are wide, but the flip side is if there is a buying opportunity, people really like to ape in, as they say, and buy the dips in these tokens. You can do that over the weekend if there's an event and you can't do that today, at least with an ETF, but it is, I would say highly probable that 24 five at Robinhood, for example, will be 24 seven pretty soon. And ostensibly that will include these ETFs. And if, and when that comes to pass, the average person probably will have little need for the physical tokens. that, is that fair?

David LaValle (28:02.649) That's right. Yeah, listen, like the ETF market has been a proven collector of liquidity. And so even if we went to a 24-7 scenario, those trading hours in the US market will have higher liquidity than in the hours outside of that, know, those trading markets. And I think that's something that people should pay pretty close attention to. What I can say is that the advised market and, you know, I will say the things that trump liquidity and the ability to kind of buy those dips 24 hours a day is the ability to have a very efficient and a very organized and very coordinated portfolio of all your assets. And so when you start talking to people who have real money to move and you talk about high net worth, ultra high net worth individuals, the concept of them having all their equities and bonds and stocks and ETFs over here and then like their crypto over here where their financial manager or their advisor and the concept of the generational transfer of wealth or God forbid, like something really tragic happens to me and nobody has my private keys is a really unsettling thing for high net worth and ultra high net worth. And the ETF solves for that. And it happens to be cheaper and more transparent and easier to access. And that's really comforting. And so there are certain things that kind of trump the liquidity.

Ben (29:29.883) Yep.

David LaValle (29:55.459) that you're talking about that are really resonating with our investor base.

Michael Batnick (30:01.803) Well, David, I want to thank you on behalf of investors for fighting the good fight and getting it through and allowing the ETF to be a much, much preferred and easier vehicle for everyday investors. So if people want to learn more about gray scale, where do we send them? do they find you?

David LaValle (30:17.305) grayscale.com. highly encourage everybody to take a look. We've got a ton of educational resources and we're happy to support. Thanks so much guys.

Michael Batnick (30:24.033) All right, great job. Thank you.

Grayscale Digital Large Cap Fund LLC ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, 290 Harbor Drive, Stamford, CT 06902.